Exhibit 99.5

PROPOSAL OF THE BOARD OF DIRECTOR TO THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON FEBRUARY 27 2009

Shareholders,

The Board of Directors of Perdigão S.A. hereby present the following proposals to the Shareholders for deliberation and resolution at the Company’s Extraordinary General Meeting to be held on February 27 2009:

1.              To ratify the choice of KPMG Auditores Independentes, appointed by the Board of Directors for the preparation of the Book Evaluation Report of Perdigão Agroindustrial S.A. for the purposes of incorporation of Agroindustrial by the Company.

2.              To approve the said Evaluation Report in item 1 above as well as the Protocol and Justification of Incorporation of Perdigão Agroindustrial S.A. by Perdigão S.A., pursuant to the attached draft.

3.              To approve the Incorporation of Perdigão Agroindustrial S.A. by Perdigão S.A., with the consequent extinguishment of the former corporation.

The Board hereby proposes the foregoing and trusts that it will meet with the approval of the shareholders.

Company shareholders that may wish to access information or clarify doubts with respect to the proposals above should contact the Company’s Investor Relations area by calling 3718-5301/5306/5791/5465 or via e-mail: acoes@perdigao.com.br.

São Paulo (SP), February 11 2009.

Nildemar Secches

Francisco Ferreira Alexandre

Décio da Silva

Jaime Hugo Patalano

Luís Carlos Fernandes Afonso

Manoel Cordeiro Silva Filho

Maurício Novis Botelho

Rami Naum Goldfajn